Bank of Ireland Group
Head Office,
40 Mespil Road, Dublin 4
Tel + 353 (0)1 661 5933
www.bankofireland.com

Ms Kathryn McHale,
Senior Staff Attorney
United States Securities and Exchange Commission,
Washington, D.C. 20549

18 August 2014

Re:                             The Governor and Company of the Bank of Ireland

Form 20-F for Fiscal Year Ended 31 December 2013

Filed 31 March 2014

File No. 001-14452

Dear Ms McHale,

This letter responds to your letter (the “Comment Letter”) to Richie Boucher, dated 1 August 2014 concerning the Annual Report on Form 20-F for the fiscal period ended 31 December 2013 (the “2013 Form 20-F”) of The Governor and Company of the Bank of Ireland (the “Group”).  The Group’s responses to the Comment Letter are noted below. To facilitate the Staff’s review, each response is preceded by the relevant comments.

Principal Risks and Uncertainties

Failure in the Group’s processes, operational systems, technology..., page 82

1. We note your disclosure that you are exposed to operational risk, which may materialize due to a broad range of factors, including, without limitation, information technology failures, the malfunction of external systems and controls, or from external events, such as cyber-crime and fraud. Please tell us whether you have experienced cyber-crime or similar attacks in the past. For example, we note a news article published May 1, 2014 in the Irish Independent reporting that your Business On Line service remains compatible only with the Internet Explorer browser, which recently experienced security flaws. Such article also reports that “targeted attacks” exploiting such flaws have already occurred, according to Microsoft. If you have experienced cyber-crime or similar attacks, please revise your risk factor disclosure and your operational risk disclosure on page 149 in future filings to disclose that you have experienced such cyber-crime or similar attacks in order to provide the proper context for your disclosure. Please provide draft disclosure to be included in future filings, if applicable. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:

In response to the SEC’s comment, and considering further Guidance Topic No, 2, we reviewed the referenced disclosure and we can confirm that the disclosures contained in our

Fiscal Year ended 31 December 2013 filing to be correct. We are satisfied that Bank of Ireland has not experienced any successful cyber-crime or similar attacks in the past.

In relation to our Business On Line (BOL) service, it is correct that the service is currently compatible only with Internet Explorer, however we have not experienced any successful cyber-crime or similar attacks on that service.  When the Internet Explorer security flaw was discovered, Microsoft issued a security patch for customers which was immediately installed on all Bank of Ireland staff devices. No cybercrime attacks were experienced by Bank of Ireland as a result of that issue.

We will continue to review our disclosures in light of our ongoing experiences and consider whether additional disclosure in our Annual Report for the period ending 31 December 2014 may be appropriate at that point.

Exhibits 12.1, 12.2, 13.1 and 13.2

2. Your Exhibit 12.1, 12.2, 13.1 and 13.2 certifications presented in your Form 20-F do not include the signatures of each of your principal executive and principal financial officers. As such, please amend to include newly signed and dated certifications. Please ensure that you file a full and complete amendment; signatures and Exhibit 12.1, 12.2, 13.1 and 13.2 certifications should also be updated and refer to the Form 20-F/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The certifications in the form of Exhibits 12.1, 12.2, 13.1 and 13.2 to the 2013 Form 20-F  were physically signed by Group Chief Executive Officer Richie Boucher and Group Chief Financial Officer Andrew Keating on,  and dated,  31 March 2014.  In the versions of the certifications that were filed with the SEC via Edgar  the “typeset” signatures were omitted. Following our discussion on 11 August 2014 with you, we agreed to:

•                  Refile our complete  Form 20-F (as originally filed on 31 March 2014)  under cover of   Form 20-F /A; and

•                  Refile Exhibits 12.1, 12.2, 13.1 and 13.2 in the form filed on and dated 31 March 2014 with the addition of the confirmed signatures which had been omitted from the Edgar version.

Please see attached Appendix 1 showing the cover page of the Form 20-F/A and Exhibits 12.1, 12.2, 13.1 and 13.2 in the form to be filed.

Accuracy and adequacy of disclosure in the filing

We acknowledge that:

•                  Management is  responsible for the adequacy and accuracy of disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Group may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the information above is useful in addressing the queries raised in your letter.

Please contact either myself (Tel: +353 76 6235141) or Jim Hickey (Director of Group Finance: Tel: +353 76 624 8879) if you have any questions relating to the response.

Yours sincerely,

/s/ Andrew Keating
Andrew Keating
Group Chief Financial Officer

Cc:
Richie Boucher
Group Chief Executive Officer

Jim Hickey
Director of Group Finance

20-F/A cover page

This 20-F/A is identical to the 20-F filed on March 31, 2014 except that the certifications contained in 12.1, 12.2, 12.3, and 12.4 in this filing correct the omission from original filing of the relevant electronic signatures. The physical forms of these certifications were signed prior to the filing but the electronic filing omitted the electronic signatures.

Investors should note that on 1 August 2014 the registrant issued its results announcement for the six months ended June 30, 2014.

Section 302 Certification

I, Richie Boucher, certify that:

1.                            I have reviewed this annual report on Form 20-F of Bank of Ireland;

2.                            Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                            Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.                            The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)                       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)                        Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                       Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.                            The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)                       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)                       Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 31 March 2014

Richie Boucher

/s/ RICHIE BOUCHER
Name:	Richie Boucher

Title:	Group Chief Executive
Bank of Ireland

Section 302 Certification

I, Andrew Keating, certify that:

1.                            I have reviewed this annual report on Form 20-F of Bank of Ireland;

2.                            Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                            Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.                            The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)                       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)                        Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                       Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5.                            The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)                       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)                       Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 31 March 2014

Andrew Keating

/s/ANDREW KEATING
Name:	Andrew Keating

Title:	Group Chief Financial Officer
Bank of Ireland

Section 906 Certification

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of The Governor and Company of the Bank of Ireland, a chartered corporation incorporated under the laws of Ireland (“Bank of Ireland”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the twelve months ended December 31, 2013 (the “Report”) of The Governor and Company of the Bank of Ireland fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bank of Ireland.

Date: 31 March 2014

/s/ RICHIE BOUCHER
Name: Richie Boucher

Title: Group Chief Executive

Section 906 Certification

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of The Governor and Company of the Bank of Ireland, a chartered corporation incorporated under the laws of Ireland (“Bank of Ireland”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the twelve months ended December 31, 2013 (the “Report”) of The Governor and Company of the Bank of Ireland fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bank of Ireland.

Date: 31 March 2014

/s/ ANDREW KEATING
Name: Andrew Keating

Title: Group Chief Financial Officer